Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

August 1, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Cicero Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 15, 2008
File No. 000-26392

Dear Mr. Orlic:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2008, setting forth comments to the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”), filed by Cicero Inc. (the “Company”) on March 31, 2008, and the Form 10-Q for the Quarterly Period Ended March 31, 2008, filed by the Company on May 15, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A.  Controls and Procedures

(c) Management’s Assessment of Internal Control over Financial Reporting, page 27

6.
 Please explain more clearly how your management concluded that your system of internal control over financial reporting was effective as of December 31, 2007, given your disclosures that (i) management was unable to complete its testing to determine that identified controls were effective, and (ii) management is aware of a lack of segregation of duties.

Response:  Due to the Company’s size, there is an inherent lack of segregation of responsibilities. As a result of a lack of capital resources, the Company has determined that the potential benefits of adding employees to clearly segregate duties do not justify the substantial expenses associated with such increases. To address the Staff’s comment, the Company will add the following disclosure when it files its amended Form 10-K:

“The oversight responsibilities and relationships that exist between the Company’s Board of Directors, the Audit Committee and management have been extremely close due to capital constraints and have lessened the lack of segregation of duties. The Company’s Board of Directors and Audit Committee closely monitor the Company’s cash flows which provides a highly effective layer of internal control.”

We recognize that our size and capital limitations make this situation a bit unique, but we believe it to be a very effective control to have the degree of oversight and involvement between our Board of Directors, Audit Committee and management.

7.	Please revise your filing to include the disclosure called for by Item 308T(c) of Regulation S-K.

Response: The Company will file an amended Form 10-K to include the disclosure called for by Item 308T(b) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 4.  Controls and Procedures

(b)  Changes in Internal Control over Financial Reporting, page 19.

8.
 You state that there was no “significant” change in your internal control over financial reporting during the quarter covered by your Form 10-Q that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please be advised that Item 308 of Regulation S-K requires disclosure of any change in internal control over financial reporting identified that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  In your response letter, please confirm that there were no changes that materially affected or were reasonably likely to materially affect your internal control over financial reporting during the quarter ended March 31, 2008.  In addition, confirm that your future periodic filings will include language consistent with Item 308(c) of Regulation S-K.

Response: The Company hereby confirms that there were no changes that materially affected or were reasonably likely to materially affect its internal control over financial reporting during the quarter ended March 31, 2008. Furthermore, the Company hereby confirms that its future periodic filings will include language consistent with Item 308(c) of Regulation S-K.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John Broderick
John Broderick Chief Financial Officer

cc: Andrew Hudders, Esq.